Exhibit 99.2

5119 Catlett Road / P.O. Box 300 Midland, VA 22728 phone: (540) 439-3266 fax: (540) 439-1232 www.smithmidland.com

June 18, 2012

JCP Investment Partnership, LP
Attn: James Pappas
1177 West Loop South
Suite 1650
Houston, TX 77027

Dear Sir,

Thank you for your interest in Smith-Midland Corporation (SMC).  I can assure you that the management team at SMC is very interested in receiving constructive input from our shareholders.  Speaking as the company’s largest single stockholder, no one is more interested in seeing the company’s stock price correctly reflect the real value of the company than I am.

The SMC management team recorded its two most profitable years in the company’s 52 year history, during the first two years (2009-2010) of the worst depression / recession in our country since the Great Depression.  In the third year of the depression, 2011, the company’s profits continued full ahead in the first and second quarters but turned to losses in the third and fourth quarters when the start of a large job was delayed at the last minute by one of our customers.  The SMC management team reacted, reducing expenses by nearly two million dollars.  21 Associates were laid off and company-wide wage and salary cuts were instituted (all senior managers salaries were reduced by 20%).  These actions immediately cut our losses to nearly zero.

The SMC management team achieved these historic high profit years at a time when the Precast Concrete industry as a whole in the U.S. was experiencing the worst financial crisis in the history of our industry.  Precast Concrete company sales across the USA were down by 30 to 50% and even a few at 70%, which resulted in precast plants across the country being shuttered, closed and some have been sold for cents on the dollar.

How do we know so much more about the precast economy in our industry in this country?  I have served as President of the National Precast Concrete Association (NPCA) and know the industry inside and out.  Ashley Smith is currently a member of the Board of Directors of NPCA.  SMC and Easi-Set are deeply imbedded as licensors to 41 precast companies in 38 states and 6 countries that hold 62 contracts to build Easi-Set licensed products.  A number of our Easi-Set licensees were in the 30 to 50% off group thereby temporarily, negatively affecting the company’s royalty income.  At this time the majority of new licensees signing up to build Easi-Set products are from Canada where there is no recession.  SMC and Easi-Set have had licensees in Canada for 29 years.  Our licensing “deep roots” in Canada will serve SMC and Easi-Set well in the immediate and upcoming years.

Regarding concerns listed in your May 31st letter, you should be aware that SMC has not missed a timely 10k or 10Q for many years.  The only reason we used the allowed 2 week grace period on our last 10K and 10Q was that our CFO and our Controller underwent surprise surgeries.  These two key associates in Finance are back to work and 100% recovered.  We have every reason to believe that SMC will be back to our historical regular on time reporting in the next and future reports.

Regarding the make-up of the SMC Board, the company has been searching for and has identified several highly qualified candidates to meet our need for expanding our Board of Directors.  You will be happy to learn that one of these is a substantial investor who has agreed to join our board.  This fits almost exactly your recommendation.

The shareholder rights plan that you refer to was recommended to SMC by our attorney for S.E.C. matters.  The idea as presented to the SMC Board was to protect our shareholders from actions by some shareholders who may wish to promote their own short term interest above that of the long term interest of the majority of the shareholders.

I have enclosed a copy of the document that our attorney shared with your Board of Directors to encourage us to move ahead with the original Shareholders Rights Plan.

The SMC Board of Directors would appreciate your recommendations with respect to reviewing any strategic options that you may forward to us for our review.

As I wrote to our shareholders in a release last fall, the management team at SMC is committed to managing SMC using the same directions that Warren Buffett gave to Tony Nicely when he asked Tony to take the reigns at GEICO.  Mr. Buffett’s directions to Tony were “run the company with your 25 year goal directly in front of you”.  Ashley Smith and I heard these words directly from Tony Nicely.  We are two of the fortunate few to ever hear Tony Nicely speak publicly.  Mr. Nicely officially does not accept invitations to speak publicly.  He spoke to a group of 36 people at a Bridgewater College gathering where he attended college and where I have just concluded a 32 year tenure as a Board of Trustees member.

The company’s commitment to our long term goals, we hope are much more important to our shareholders than the several quarters of small losses in the depths of this depression.

It is important to note here that about 95% of the SMC stockholders have overwhelmingly voted year after year their approval of the current SMC management team.

I sincerely hope that this letter will change your opinion from one of “deep disappointment” to one of congratulations for a job “well done” by your SMC management team.

Sincerely,

/s/ Rodney I. Smith

Rodney I. Smith
Chairman

Enclosure:
The case for a Shareholders Rights Plan from our attorneys for S.E.C. matters

SMITH-MIDLAND CORPORATION

PREFERRED SHARE PURCHASE RIGHTS PLAN

Introduction

A rights plan remains the single most effective device available to a board of directors to enable the directors, and not a raider, to control the timing and outcome of a takeover bid.  The basic objectives of the rights plan are to deter abusive takeover tactics by making them unacceptably expensive to the bidder and to encourage prospective acquirors to negotiate with the board of directors of a company rather than to attempt a hostile takeover.  In upholding the adoption of a rights plan as a proportionate response to a takeover bid in the Unitrin v. American General case, the Delaware Supreme Court commented that the rights plan is an “effective takeover device” that has resulted in a “remarkable transformation in the market for corporate control.”

A rights plan does not render a company immune from hostile takeovers, nor does it harm shareholder value.  Indeed, a 1995 study by University of Rochester economists Robert Comment and G. William Schwert concluded that rights plans “are reliably associated with higher premiums for selling shareholders” and that “antitakeover measures increase the bargaining position of target firms.”  The study also concluded that the adoption of a rights plan does not adversely affect the company’s stock price.  More recent studies by J.P. Morgan and Co. and Georgeson & Company Inc. have provided additional evidence that rights plans provide increased bargaining power that result in higher prices for shareholders.

A rights plan is also a critical element in enabling a board of directors to implement a policy of remaining independent and pursuing its long-term business strategy.  The Delaware Supreme Court decisions in Paramount v. Time, QVC v. Paramount and Unitrin, as well as the December 1995 United States District Court decision in Moore v. Wallace Computer Services, respect the right of a board of directors in the exercise of its reasonable business judgment to “just say no” to a takeover bid and continue to follow the company’s long-term business plan.  The Delaware cases also state that judicial deference is due to business judgment decisions by directors in pursuing strategic stock mergers and other long-term business strategies outside of the context of a change of control.

Rights plans have become an accepted part of the corporate landscape, with over 2,500 companies having adopted rights plans, including approximately 60% of the S&P500 companies.

Recommendation

In the current environment, a rights plan is an important takeover protection which we believe would assist the Board of Directors in carrying out its fiduciary obligations.  We recommend that the Board of Directors of the Company consider adopting the rights plan.

The rights plan which we recommend adopting involves a dividend distribution to common shareholders of rights which, in the event of an acquisition of 15% or more of the Company’s stock, become rights to purchase the Company’s common stock at a 50% discount (the “flip-in” feature) and, in the event of a squeeze-out, become rights to purchase the acquiring company’s stock at a 50% discount (the “flip-over” feature).  Following a 15% acquisition, the Board of Directors is also given the ability to exchange one share of the Company’s common stock (or one one-hundredth of a share of preferred stock) for each right.  The rights operate for the benefit of the shareholders other than the raider, thereby protecting the shareholders against the raider.  While not rendering the Company immune to takeover, the practical effect of the rights plan would be to force would-be acquirors to deal with the Board of Directors prior to purchasing shares above the threshold amounts.  The rights plan would also permit the board to reduce the 15% threshold to as low as 10%.

The following materials discuss the operation and purposes of the plan and include certain documents necessary to implement the plan:

 l.           Memorandum describing the rights plan.

2.           Form of rights agreement.

3.           Form of board resolutions adopting the rights plan.

4.           Form of press release.

5.           Form of letter to shareholders.